ANTISENSE THERAPEUTICS

5 May 2006



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA





Dear Sir/Madam

**Re: Antisense Therapeutics Limited**

Please find attached a copy of an announcement lodged with the Australian Stock Exchange (ASX).

| Date of Announcement/Lodgement | To: | Title | No of pages |
|---|---|---|---|
| 28 April 2006 | ASX | Market Developments | 1 |

Yours sincerely

N. Korchev

Natalie Korchev
**Company Secretary**



Encl.

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166

ANTISENSE THERAPEUTICS

28 April 2006

# Market Developments

- **ISIS Pharmaceuticals Inc reports positive Phase 2 data on its 2nd generation antisense drug ISIS 301012**
- **Data provides further validation for 2nd generation antisense drug development programs**

Isis Pharmaceuticals, Inc (Nasdaq: ISIS) has announced initial data from a Phase 2 clinical trial of its 2nd generation antisense drug, ISIS 301012, in patients with high cholesterol, which were presented at the Arteriosclerosis, Thrombosis and Vascular Biology meeting in Denver, Colorado. Isis reported that ISIS 301012 produced rapid, dose-dependent and prolonged reductions of its target (apoB-100) with concomitant reductions in cholesterol and triglycerides. These effects were achieved at low, once weekly doses (200mg/week for 3 months) and the drug was well tolerated in the study. The results were described as "very encouraging" by John Kastelein, MD, Chairman, Department of Vascular Medicine at the Academic Medical Center, Amsterdam. .

Isis Pharmaceuticals Inc is a strategic technology partner and major shareholder of Antisense Therapeutics Limited. Antisense Therapeutics' lead compound, ATL1102, a 2nd generation antisense inhibitor for Multiple Sclerosis (MS), was in-licensed from Isis in December 2001. Antisense Therapeutics has since advanced this compound into the clinic and expects to commence dosing in MS patients in its Phase IIa clinical trial of ATL1102 by the end of this quarter.

"The 2nd generation antisense compounds developed by Isis all share the same basic chemistry which means their pharmacokinetics (the way they are distributed and retained in the body) and their safety profiles are very similar. The compounds are also manufactured, formulated and administered in the same way" said Mark Diamond Managing Director and CEO of Antisense Therapeutics. "The results reported by Isis Pharmaceuticals on ISIS 301012 provide important further validation of the successful clinical application of the 2nd generation antisense drugs".

For further details regarding the results from Isis' Phase 2 clinical trial of ISIS 301012 refer to the 27 April 2006 announcement posted at www.isispharm.com.

***About Antisense Therapeutics Limited***
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

***About Isis Pharmaceuticals, Inc***
Isis is exploiting its expertise in RNA to discover and develop novel drugs for its product pipeline and for its partners. The Company has successfully commercialized the world's first antisense drug and has 15 drugs in development. Isis' drug development programs are aimed at treating cardiovascular, metabolic and inflammatory diseases. Isis' partners are focused in disease areas such as inflammatory, ocular, viral and neurodegenerative diseases, and cancer. In its Ibis division, Isis is developing and commercializing the Ibis biosensor system, a revolutionary system to identify infectious organisms. As an innovator in RNA-based drug discovery and development, Isis is the owner or exclusive licensee of approximately 1,500 issued patents worldwide. Additional information about Isis is available at www.isispharm.com.

*Contact Information:* Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999